May 5, 2025

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Re:    Compass Pathways plc
Acceleration Request for Registration Statement on Form S-3
(File No. 333-285297)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Compass Pathways plc (the “Company”) hereby requests that the effective date of the above-referenced registration statement be accelerated to May 7, 2025, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Benjamin K. Marsh of Goodwin Procter LLP at (212) 813-8816.

Sincerely,

Compass Pathways plc

/s/ Meredith Prithviraj
Name: Meredith Prithviraj
Title: VP, Associate General Counsel

Cc:    Kabir Nath, Chief Executive Officer, Compass Pathways plc
Benjamin K. Marsh, Goodwin Procter LLP